SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

APTINYX INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

03836N103

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners II, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 03836N103	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,356,746 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,356,746 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,356,746 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0% (3)
14	TYPE OF REPORTING PERSON (see instructions) OO

1

The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from limited partner investors of Longitude Venture II (as defined in Item 2(a) below).

2

All shares are held of record by Longitude Venture II. Longitude Capital II (as defined in Item 2(a) below) is the general partner of Longitude Venture II and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of Longitude Capital II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

3

The percentage was calculated based on 67,715,718 shares of Common Stock outstanding as of November 2, 2022, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2022 (the “Form 10-Q”).

CUSIP No. 03836N103	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,356,746 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,356,746 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,356,746 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0% (3)
14	TYPE OF REPORTING PERSON (see instructions) PN

1	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from limited partner investors of Longitude Venture II.
2

All shares are held of record by Longitude Venture II. Longitude Capital II is the general partner of Longitude Venture II and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of Longitude Capital II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

3	The percentage was calculated based on 67,715,718 shares of Common Stock outstanding as of November 2, 2022, as reported by the Issuer in the Issuer’s Form 10-Q.

CUSIP No. 03836N103	13D

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 287,805 (2)
	8	SHARED VOTING POWER 3,356,746 (3)
	9	SOLE DISPOSITIVE POWER 287,805 (2)
	10	SHARED DISPOSITIVE POWER 3,356,746 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,644,551 (2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.4% (4)
14	TYPE OF REPORTING PERSON (see instructions) IN

1	The securities over which the Reporting Persons may be deemed to share voting and dispositive power were purchased using investment funds from limited partner investors of Longitude Venture II.
2

Consists of 95,000 shares of Common Stock and 192,805 shares of Common Stock underlying stock options granted to Patrick G. Enright for his service as a former member of the Issuer’s board of directors, which are exercisable as of the date of filing of this Amendment. The stock options, if not exercised, will expire on May 29, 2023.

3

All shares are held of record by Longitude Venture II. Longitude Capital II is the general partner of Longitude Venture II and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of Longitude Capital II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

4

The percentage was calculated based on (i) 67,715,718 shares of Common Stock outstanding as of November 2, 2022, as reported by the Issuer in the Issuer’s Form 10-Q, plus (ii) 192,805 shares of Common Stock underlying stock options granted to Patrick G. Enright for his service as a former member of the Issuer’s board of directors, which are exercisable as of the date of filing of this Amendment or within 60 thereafter.

CUSIP No. 03836N103	13D

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,356,746 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,356,746 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,356,746 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

1	The securities over which the Reporting Persons may be deemed to share voting and dispositive power were purchased using investment funds from limited partner investors of Longitude Venture II.
2

All shares are held of record by Longitude Venture II. Longitude Capital II is the general partner of Longitude Venture II and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of Longitude Capital II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

3	The percentage was calculated based on 67,715,718 shares of Common Stock outstanding as of November 2, 2022, as reported by the Issuer in the Issuer’s Form 10-Q.

CUSIP No. 03836N103	13D

Explanatory Note:

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the common stock, par value $0.01 per share (“Common Stock”), of Aptinyx Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Commission on July 2, 2018, as amended by Amendment No. 1 filed with the Commission on February 12, 2020 (collectively, the “Original Schedule 13D”). This Amendment is being filed to update the aggregate percentage of the Issuer’s Common Stock owned by the Reporting Persons due to dilution caused by the Issuer’s sales of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D and not in connection with a disposition of any shares by the Reporting Persons. Such dilution resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023.

LONGITUDE VENTURE PARTNERS II, L.P.

By:	LONGITUDE CAPITAL PARTNERS II, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE CAPITAL PARTNERS II, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker